UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39547

Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Certain Officer

On February 11, 2026, Chao Guo, the Senior Vice President of Boqii Holding Limited, a Cayman Islands exempted company (the “Company”), tendered his resignation from his position as Senior Vice President to the Company, effective immediately. Mr. Guo’s resignation was for personal reasons and was not due to any disagreement with the Company.

INCORPORATION BY REFERENCE

This report on Form 6-K, including any amendment and report filed for the purpose of updating such documents, shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-291648), of the Company, and to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: February 12, 2026

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